Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 2, 2023

Daniel Greenspan, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Greenspan:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 224 (“PEA No. 224”) filed on August 29, 2023 relating to the AdvisorShares Dorsey Wright ADR ETF, AdvisorShares Dorsey Wright Short ETF, AdvisorShares Dorsey Wright Small Company ETF, and AdvisorShares Q Dynamic Growth ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Trust’s responses.

In addition, as discussed during a telephone conversation on October 18, 2023, please note that AdvisorShares Dorsey Wright Small Company ETF recently liquidated.

1.	Comment. Given that Dorsey, Wright & Associates, LLC will no longer serve as investment sub-adviser to the applicable Funds, please explain why keeping Dorsey Wright in the name of the Funds is appropriate.

Response. The Trust represents that while Dorsey, Wright & Associates, LLC no longer serves as investment sub-adviser, its quantitative model is being used by the Funds’ investment adviser as a tool in the portfolio management of the applicable Funds. Retaining Dorsey Wright in the name of the Funds recognizes the role of the Dorsey Wright model in the portfolio management of the Funds and is consistent with the naming convention of other series of the Trust that have used a Dorsey Wright model since their inception.

2.	Comment. Given that Dorsey, Wright & Associates, LLC plays an integral role in the day-to-day portfolio management of the applicable Funds, please supplementally discuss the anticipated impact to the Funds of removing it as sub-adviser.

Response. According to the Trust’s investment adviser, the impact to the applicable Funds is expected to be minimal since no Fund’s investment strategy is fundamentally changing and the investment adviser will be using a Dorsey Wright model as a tool in the portfolio management of each Fund.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

November 2, 2023

3.	Comment. In light of the termination provision in the applicable Funds’ expense limitation agreement, please clarify in the footnote to each applicable Fund’s fee table that the expense limitation agreement will stay in force unless terminated. Please confirm supplementally that the investment adviser cannot terminate the expense limitation agreement before the last day of the one-year period corresponding to the prospectus year.

Response. The Trust represents that the requested clarification to the applicable fee table footnote has been made. The Trust confirms that the investment adviser cannot terminate the expense limitation agreement before the last day of the one-year period corresponding to the prospectus year.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum